Exhibit 99.1

CYANCO COMPANY

Financial Statements

As of December 31, 2005 and 2004

and for the Years Ended December 31, 2005, 2004 and 2003

Together With Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Participants

  of Cyanco Company

We have audited the accompanying balance sheets of Cyanco Company as of December 31, 2005 and 2004, and the related statements of income, joint venture capital, and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of Cyanco Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyanco Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ TANNER LC

Salt Lake City, Utah

February 20, 2006

CYANCO COMPANY

Balance Sheets

	December 31,
	2005	2004
Assets

Current assets:
Cash and cash equivalents	$1,971,000	$2,615,000
Accounts receivable, net	3,105,000	2,671,000
Inventories	1,708,000	1,173,000
Prepaid expenses	110,000	116,000

Total current assets	6,894,000	6,575,000

Property and equipment, net	12,039,000	13,095,000
Intangible assets, net	1,245,000	2,514,000
Other assets	164,000	—

	$20,342,000	$22,184,000

Liabilities and Joint Venture Capital

Current liabilities:
Accounts payable	$3,749,000	$2,464,000
Accounts payable — related parties	163,000	97,000
Accrued liabilities	657,000	706,000

Total current liabilities	4,569,000	3,267,000

Commitments and contingencies

Joint venture capital	15,773,000	18,917,000

	$20,342,000	$22,184,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Income

	Years Ended December 31,
	2005	2004	2003

Revenues:
Sales, net	$42,945,000	$35,842,000	$30,117,000
Other	90,000	30,000	28,000

Total revenues	43,035,000	35,872,000	30,145,000

Costs and expenses:
Cost of sales	34,402,000	25,907,000	22,896,000
Selling, general and administrative	3,217,000	2,627,000	2,233,000
Impairment of intangible assets	536,000	1,100,000	—
Research and development	24,000	—	—

Total costs and expenses	38,179,000	29,634,000	25,129,000

Net income	$4,856,000	$6,238,000	$5,016,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Joint Venture Capital

Years Ended December 31, 2005, 2004 and 2003

	Winnemucca Chemicals, Inc.	CyPlus Corporation (Note 1)	Total

Balance, January 1, 2003	$12,983,000	$10,680,000	$23,663,000

Distributions	(3,000,000)	(3,000,000)	(6,000,000)

Net income	2,508,000	2,508,000	5,016,000

Balance, December 31, 2003	12,491,000	10,188,000	22,679,000

Distributions	(5,000,000)	(5,000,000)	(10,000,000)

Net income	3,119,000	3,119,000	6,238,000

Balance, December 31, 2004	10,610,000	8,307,000	18,917,000

Distributions	(4,000,000)	(4,000,000)	(8,000,000)

Net income	2,428,000	2,428,000	4,856,000

Balance, December 31, 2005	$9,038,000	$6,735,000	$15,773,000

See accompanying notes to financial statements.

CYANCO COMPANY

Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$4,856,000	$6,238,000	$5,016,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,865,000	2,244,000	1,649,000
Impairment of intangible assets	536,000	1,100,000	—
Bad debt expense	—	120,000	—
Other	19,000	—	(7,000)
Decrease (increase) in:
Accounts receivable	(439,000)	1,446,000	(671,000)
Inventories	(535,000)	(205,000)	(124,000)
Prepaid expenses	6,000	(12,000)	(18,000)
Other assets	(164,000)	—	—
Increase (decrease) in accounts payable and accrued liabilities	641,000	(80,000)	264,000

Net cash provided by operating activities	7,785,000	10,851,000	6,109,000

Cash flows from investing activities:
Purchase of property and equipment	(429,000)	(171,000)	(298,000)
Proceeds from sale of property and equipment	—	—	7,000

Net cash used in investing activities	(429,000)	(171,000)	(291,000)

Cash flows from financing activities:
Distributions to joint venture partners	(8,000,000)	(10,000,000)	(6,000,000)

Net increase (decrease) in cash and cash equivalents	(644,000)	680,000	(182,000)

Cash and cash equivalents, beginning of year	2,615,000	1,935,000	2,117,000

Cash and cash equivalents, end of year	$1,971,000	$2,615,000	$1,935,000

See accompanying notes to financial statements.

CYANCO COMPANY

Notes to Financial Statements

Years Ended December 31, 2005, 2004 and 2003

Note 1:  Organization and Significant Accounting Policies

                Organization and Litigation Between Joint Venture Partners — Cyanco Company (the “Company”) is a non-corporate joint venture that has been owned 50 percent by Winnemucca Chemicals, Inc. (Winnemucca Chemicals) and 50 percent by Degussa Corporation (Degussa).  The Company is the owner and operator of a liquid sodium cyanide manufacturing facility located in Humboldt County, Nevada, and operates within the mining industry.

                The Joint Venture Agreement provides that each joint venture partner has a first right of refusal to purchase the other partner’s interest in the event the other partner transfers its interest in the joint venture to a third party.

                Effective January 1, 2003, Degussa transferred its 50% joint venture interest in the Company to CyPlus Corporation (CyPlus) as part of a reorganization of the world-wide mining chemicals business of Degussa AG.  CyPlus is an indirect, wholly-owned subsidiary of Degussa AG in Germany.  Degussa AG is also the direct parent of Degussa.

On January 5, 2004, Winnemucca Chemicals filed a complaint in Nevada State Court (the case was later removed to the United States District Court for the District of Nevada) primarily related to Degussa’s transfer of its joint venture interest to CyPlus.  Winnemucca Chemicals claims that such transfer was in violation of the Joint Venture Agreement.  The litigation seeks, among other things, to void such transfer or, alternatively, to enforce Winnemucca Chemicals’ rights under the Joint Venture Agreement arising out of the transfer.

                In the litigation, Degussa and CyPlus assert that Degussa’s transfer of its interest in Cyanco was not a transfer to a “third party” and therefore is not a violation of the Joint Venture Agreement.

                Nothing in these financial statements or the notes thereto shall be construed to compromise any claim or defense of any party to the litigation.  To date, the litigation between the joint venture partners has not had a significant impact on the operations of the Company.

                Cash Equivalents — For purposes of the financial statements, cash and cash equivalents includes all cash and short-term investments with original maturities to the Company of three months or less.

                Accounts Receivable — Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts.  Management determines the allowance for doubtful accounts by identifying potential troubled accounts and by using historical experience and future expectations applied to an aging of accounts.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.

                Inventories — Inventories are recorded at the lower of cost or market, cost being determined on a first in, first out (FIFO) method.

                Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation.  Depreciation of property and equipment, other than the sodium cyanide plant, is computed using the straight-line method over the estimated useful lives of the assets.  Depreciation of the sodium cyanide plant is computed using the units-of-production method.  Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.  Gains and losses on the sale of property and equipment are included in current operations.

                Intangible Assets — Intangible assets include the license of certain technology used in the manufacturing plant, certain costs incurred in connection with the construction of the manufacturing plant, customer relationships, and other intangible assets purchased in the 2002 asset acquisition (Note 2).  The license of technology and the costs related to the manufacturing plant are amortized using the units-of-production method.  The purchased intangible assets are being amortized using the straight-line method over estimated useful lives of 5 to 10 years.

                Revenue Recognition — Revenue for sales of product is recognized when a valid purchase order has been received, product has been shipped, the selling price is fixed or determinable, and collection is reasonably assured.

                Income Taxes — The joint venture is not subject to income taxes since all income tax effects are passed through to the joint venture partners.

                Concentrations — Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables.  In the normal course of business, the Company provides credit terms to its customers.  Prior to August 2002, the Company had a distribution agreement with Degussa  (see Note 7), which required Degussa to indemnify the Company against any credit risk from receivables.  The Company has historically not experienced losses on receivables and believes no significant credit risk exists for receivables at December 31, 2005.

                The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.  As of December 31, 2005, the Company had approximately $1,869,000 in excess of the insured limit.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                The Company’s customer base consists primarily of mining companies in the Western United States.  Although the Company is directly affected by the economic health of the mining industry, management does not believe significant credit risk exists at December 31, 2005.

                The Company has purchase commitments with suppliers of certain raw materials covering various time periods and containing various pricing arrangements.  The Company believes alternative sources of the raw materials are available in the event that the suppliers are unable to meet the Company’s raw material needs.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets, including intangible assets, for impairment through an analysis of undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If it is determined that an impairment loss has occurred based on expected cash flows, such loss is recognized in the statement of income.

                Research and Development — The Company expenses research and development costs as incurred.

                Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Certain of these key estimates include the allowance for doubtful accounts and the realization of carrying values and useful lives of long-lived tangible and intangible assets.  Differences in these estimates and actual results could be material to the Company’s financial position and results of operations.

                Reclassifications — Certain amounts in the prior years’ financial statements have been reclassified to conform with the current year presentation.

Note 2:  Acquisition

                On April 1, 2002, the Company acquired certain assets of a chemical company’s sodium cyanide business for an aggregate consideration not to exceed $5,900,000, but not less than $4,900,000 consisting of $4,000,000 in cash with an additional $900,000 to $1,900,000 as contingent consideration based on a defined annual revenue sharing calculation through December 31, 2006.  The Company allocated $4,500,000 of the $4,900,000 minimum purchase price to customer relationships and other intangible assets and the remaining $400,000 to property and equipment.

                The Company recorded a liability for the minimum revenue sharing amount at December 31, 2002, $342,000 as the estimated current amount and $558,000 as the estimated long-term portion.

                  Through December 31, 2005, the Company paid a total of $963,000 of the liability related to revenues from 2002 through 2004.  At December 31, 2005 and 2004, accrued liabilities include a revenue sharing payable of $266,000 and $337,000, respectively.  With the payment of the revenue sharing payable of $266,000 at December 31, 2005, the minimum sharing obligation of $900,000 will be satisfied.

                Revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000 are recorded as additional acquisition cost of the customer relationships.  During 2005, the revenue sharing amount of $266,000 was added to the carrying amount of the customer relationships, and is subject to the Company’s amortization policy and impairment tests for this intangible asset.

Note 3:  Detail of Certain Balance Sheet Accounts

	December 31,
	2005	2004

Accounts receivable, net:
Accounts receivable - trade	$3,173,000	$2,729,000
Accounts receivable - employees	52,000	62,000
Allowance for doubtful accounts	(120,000)	(120,000)

	$3,105,000	$2,671,000

	December 31,
	2005	2004
Inventories:
Raw materials	$1,251,000	$876,000
Finished goods	457,000	297,000

	$1,708,000	$1,173,000
Accrued liabilities:
Revenue sharing payable (Note 2)	$266,000	$337,000
Sales tax payable	276,000	242,000
Accrued wages	59,000	34,000
Other	56,000	93,000

	$657,000	$706,000

Note 4:  Property and Equipment

                Property and equipment consist of the following:

	December 31,
	2005	2004

Plant	$25,981,000	$25,837,000
Machinery and equipment	2,113,000	1,859,000
Land	519,000	519,000
Vehicles	381,000	385,000
Office equipment and fixtures	334,000	326,000
Construction in progress	383,000	—

	29,711,000	28,926,000

Less accumulated depreciation and Amortization	(17,672,000)	(15,831,000)

	$12,039,000	$13,095,000

Depreciation expense was $1,866,000, $1,727,000 and $1,156,000 in 2005, 2004 and 2003, respectively.

Note 5:  Intangible Assets

                Identifiable intangible assets subject to amortization at December 31 were as follows:

	2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Customer relationships and other	$3,130,000	$(2,204,000)	$926,000
License	559,000	(364,000)	195,000
Plant setup costs	352,000	(228,000)	124,000

	$4,041,000	$(2,796,000)	$1,245,000

	2004
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value

Customer relationships and other	$3,400,000	$(1,266,000)	$2,134,000
License	559,000	(327,000)	232,000
Plant setup costs	352,000	(204,000)	148,000

	$4,311,000	$(1,797,000)	$2,514,000

                Amortization expense for identifiable intangible assets was $999,000, $517,000 and $493,000 in 2005, 2004 and 2003, respectively.

In January 2005, the Company became aware that a significant customer was having discussions with a competitor regarding the purchase of sodium cyanide and might not extend its product supply contract with the Company for 100% of its requirements beyond December 31, 2005, the end of the current supply contract.  Prior projections and impairment analysis had assumed the contract would be renewed for an additional three years and that the Company would continue to supply 100% of this customer’s requirements through 2008.

The Company completed an impairment analysis of its intangible assets as of December 31, 2004, using projected discounted cash flows from the acquired customer relationships, with factors adjusted for these events of January 2005 and assuming the

Company would supply 50% of the customer’s product through 2008.  The result was an impairment loss recorded by the Company in the fourth quarter of 2004 of $1,100,000.

The reasons that the Company assumed it would supply 50% of the customer’s product through at least 2008 included the following:

•                  Discussions with the customer regarding renewal of the contract beyond 2005 for all or part of its supply needs were ongoing from January through June 2005.

•                  In early 2005, the Texas-based facility that supplied a significant portion of the competitor’s product announced a temporary shut down of the facility.  Subsequently, the facility announced that it would terminate all supply contracts for sodium cyanide.  The Company believed that the termination of this source of product to the competitor could have a material negative impact on the competitor’s ability to supply product to its Nevada customers in 2005 and subsequent years and could raise customer concerns about the ability of the competitor to fully supply the customer’s sodium cyanide requirements.

In June 2005, the Company was informed that the customer would not renew the contract beyond 2005 for any of its requirements.  The Company completed an impairment analysis of its intangible assets as of June 30, 2005 using projected discounted cash flows, eliminating all projected future cash flows from this customer subsequent to 2005.  The result was an impairment loss recorded by the Company in the second quarter of 2005 of $536,000.

In addition, the Company accelerated the amortization of the intangible assets related to this contract so that these assets were fully amortized by the end of the contract on December 31, 2005.  This has resulted in additional amortization expense to the Company in 2005 compared to prior years.

                The estimated future annual amortization expense for identifiable intangible assets is as follows:

2006	$851,000
2007	197,000
2008	61,000
2009	61,000
2010	61,000
Thereafter	14,000

$1,245,000

Note 6:  Related Party Transactions

                Related party transactions consist of the following:

	Years Ended December 31,
	2005	2004	2003

Sales to a joint venture partner (see Note 7)	$—	$7,083,000	$30,117,000

Amounts receivable from joint venture partners or their affiliates	$6,000	$8,000	$—

Management fees, cost reimbursements, and other fees paid to the joint venture partners or their affiliates, included in general and administrative expenses	$1,468,000	$1,522,000	$1,086,000

Purchases of goods and services from joint venture partners or their affiliates included in: Cost of sales	$1,000	$1,000	$309,000
Research and development expense	$11,000	$—	$—
Additions to property and equipment	$10,000	$29,000	$—

Amounts payable to joint venture partners or their affiliates	$163,000	$97,000	$572,000

Note 7:  Distribution Agreement

                    The Company had an agreement with Degussa that provided for Degussa to act as the exclusive (with certain exceptions) distributor of the Company’s products.  The agreement had not been formally renewed after August 2002, which was its scheduled expiration date.  Degussa functioned as the distributor of the Company’s products through December 31, 2002, and CyPlus functioned as the distributor from January 1, 2003 through March 19, 2004.  On March 20, 2004, the Company began to perform internally the sales, marketing and distribution functions previously performed by Degussa and CyPlus.

Note 8:  Profit Sharing Plan

                    The Company participates in a multi-employer defined contribution profit sharing plan with Nevada Chemicals, Inc., the parent company of Winnemucca Chemicals, which qualifies under Section 401 (K) of the Internal Revenue Code.  The plan provides retirement benefits for employees meeting minimum age and service requirements.  Participants may contribute up to 20 percent of their gross wages, subject to certain limitations.  The Company made contributions to the plan of $35,000, $32,000, and $29,000 during 2005, 2004, and 2003, respectively.

Note 9:  Supplemental Statement of Cash Flows Information

                    During the year ended December 31, 2005, the Company purchased property and equipment by incurring accounts payable of $395,000.

                    During the year ended December 31, 2005, intangible assets and accrued expenses increased by $266,000 due to the 2005 revenue sharing obligation.

                    The Company did not pay cash for income taxes or interest during the years ended December 31, 2005, 2004 and 2003.

Note 10:  Fair Value of Financial Instruments

                    The Company’s financial instruments consist of cash, receivables and payables.  The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

Note 11:  Long-Term Agreements

                    The Company has contracts with two suppliers of liquid caustic soda that will provide for 100% of the Company’s requirements at specified prices.  The agreements terminate on December 31, 2007 (with an option to renew on a year-by-year basis) and December 31, 2008.

                    The Company has an agreement with a transportation company to deliver all the Company’s product.  The agreement has an agreed-upon fee structure and terminates in January 2011.

Note 12:  Major Customers

                    During 2005, the Company had sales to three customers representing 43%, 37% and 11% of total sales.  During 2004, the Company had sales to three customers representing 39%, 36% and 12% of total sales.  During 2003, the Company had sales to three customers representing 36%, 36% and 13% of total sales.

Note 13:  Standby Letter of Credit

                    During 2005, the Company entered into an irrevocable standby letter of credit agreement with a bank.  The letter of credit guarantees the Company’s performance to a third party vendor, and allows the beneficiary to draw on the letter of credit up to an aggregate amount of $160,000.  The letter of credit matures on February 5, 2007, and is secured by a certificate of deposit, which had a balance of $164,000 and which is included in other assets at December 31, 2005.

Note 14.  Recent Accounting Pronouncements

                    In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN 47).  Asset retirement obligations are legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees.  FIN 47 clarifies that liabilities associated with asset retirement obligations whose timing and settlement method are conditional on future events should be recorded at fair value as soon as fair value is reasonably estimable.  FIN 47 also provides guidance on the information required to reasonably estimate the fair value of the liability.

                    SFAS Interpretation No. 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises).

                    The Company’s operations are subject to environmental regulations of the State of Nevada, and the Company is required to perform ongoing monitoring, testing and reporting activities at its manufacturing facility, the costs of which are expensed as incurred.  The Company has potential asset retirement obligations related to its manufacturing facility; however, the Company is unaware of any legal obligation.  Although the timing of the performance of any asset retirement obligation is conditional on the facility undergoing major renovations, being demolished or sold, potential regulations may create a duty or responsibility for the Company to properly clean up the site.  Currently, there is an indeterminate settlement date for the asset retirement obligation because the range of time over which the Company may settle the obligation is unknown or cannot be estimated.  Therefore, the Company cannot reasonably estimate the fair value of a liability, and has not recorded a liability for asset retirement obligations through December 31, 2005.